UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

METALICO, INC.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

591176102

(CUSIP Number)

Carlos E. Agüero

c/o Metalico, Inc.

186 North Ave. East

Cranford, NJ 07016

(908) 497-9610

Copies to:

Steven M. Skolnick, Esq.

Lowenstein Sandler LLP

1251 Avenue of the Americas

New York, New York 10020

(646) 414 6947

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 15, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP 591176102

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only): Carlos E. Agüero
2.	Check the Appropriate Box if a Member of a Group (See Instructions): a. ☐ b. ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions): PF and SC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 0
	8.	Shared Voting Power: 5,295,957
	9.	Sole Dispositive Power: 0
	10.	Shared Dispositive Power: 5,295,957
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 5,295,957
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11): 7.18%
14.	Type of Reporting Person (See Instructions): IN

Item 1.	Security and Issuer.

(a)	Title and Class of Securities: Common Stock, $.001 par value per share

(b)	Name of issuer: Metalico, Inc.

(c)	Address of issuer’s principal executive offices:

186 North Avenue East

Cranford, NJ 07016

Item 2.	Identity and Background.

(a)	Name of person filing: See Cover Page, Item 1.

(b)	Address or principal business office or, if none, residence:

c/o Metalico, Inc.

186 North Avenue East

Cranford, NJ 07016

(c)	Present principal occupation: President and Chief Executive Office of Issuer.
Name and address of employer: See Item 1(c) above.
Principal business of employer: Ferrous and non-ferrous scrap metal recycling.

(d)	Criminal matters: None.

(e)	Civil proceedings: None

(f)	Citizenship: See Cover Page, Item 6.

Item 3.	Source and Amount of Funds or Other Consideration.

Holdings disclosed in the Schedule 13D have been acquired by the Reporting Person incrementally since 1997 and have previously been reported on Schedule 13G as amended from time to time and are being reported hereunder solely because the Reporting Person may have been deemed to have transferred beneficial ownership of such common stock by virtue of having entered into a Voting Agreement as of June 15, 2015, in connection with a Merger Agreement as described in Item 4 below. Neither the filing of this Statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by any party other than the Reporting Person that he or it is the beneficial owner of any of the Issuer’s common stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or for any other purpose.

In connection with the Merger Agreement (as described in Item 4 below) and in consideration thereof, the Reporting Person and the Issuer entered into a voting agreement (the “Voting Agreement”), dated as of June 15, 2015, with Total Merchant Limited, a Samoan limited company (“TML”) which is attached hereto as Exhibit 1 and more fully described in Item 4 below, whereby, subject to the terms of the Voting Agreement, the Reporting Person agreed, among other things, to vote his shares of the Issuer’s common stock (the “Voting Shares”) in favor of the approval of the Merger Agreement and the Merger (as defined below in Item 4) and against the approval of any Takeover Proposal (as defined in the Voting Agreement and hereinafter, a “Takeover Proposal”) or any action, proposal, transaction or agreement which would reasonably be expected to result in a breach of any covenant, representation or warranty or any other obligation or agreement of the Issuer under the Merger Agreement or of the Reporting Person under the Voting Agreement and any action, proposal, transaction or agreement that would reasonably be expected to impede, interfere with, delay, discourage, adversely affect or inhibit the timely consummation of the Merger or the fulfillment of TML’s, the Issuer’s or Merger Sub’s (as defined below in Item 4) conditions under the Merger Agreement or change in any manner the voting rights of any class of shares of the Issuer (including any amendments to the Issuer’s Charter of By-Laws). The Reporting Person also granted TML or its designees an irrevocable proxy granting TML the right to vote the Voting Shares with respect to the covered matters. TML did not pay additional consideration to the Reporting Person in connection with the execution and delivery of the Voting Agreement.

References to, and descriptions of, the Merger, the Merger Agreement and the Voting Agreement throughout this Schedule 13D are qualified in their entirety by reference to the Merger Agreement included as Exhibit 2 to this Schedule 13D as amended by the First Amendment to Agreement and Plan of Merger included as Exhibit 3 to this Schedule 13D and the Voting Agreement included as Exhibit 1 to this Schedule 13D. These agreements are incorporated into this Schedule 13D where such references and descriptions appear.

Item 4.	Purpose of Transaction.

(a)-(b) The purpose of the Voting Agreement is to facilitate the consummation of the transactions contemplated by the Merger Agreement.

On June 15, 2015, the Issuer, TML and TM Merger Sub Corp., a Delaware corporation and a wholly owned subsidiary of TML (“Merger Sub”), entered into an Agreement and Plan of Merger (the “Merger Agreement”). Pursuant to the terms of the Merger Agreement, and subject to the conditions thereof, Merger Sub will merge with and into the Issuer, and the Issuer will become a wholly owned subsidiary of TML (the “Merger”). If the Merger is completed, the Issuer’s stockholders will be entitled to receive $0.60 in cash (the “Merger Consideration”) for each share of Issuer common stock owned by them as of the date of the Merger, or approximately $44 million in the aggregate, as of June 15, 2015. In addition, TML will cause certain of the Issuer’s loan or credit facilities to be repaid in full (including all principal, interest and premiums or penalties), in an amount estimated to be approximately $45 million and the assumption of approximately $16 million of additional debt as of June 15, 2015. On June 26, 2015, the Issuer, TML and Merger Sub entered in to a First Amendment to Agreement and Plan of Merger (the “Amendment”) that extended the date on which TML was required to deposit $3,119,347, representing the “Escrow Amount” (as defined in the Merger Agreement), with the “Escrow Agent” (as defined in the Merger Agreement), to July 6, 2015, which it has done, and amended the date on which TML was required to deposit the Payment Fund (as defined in the Merger Agreement) less the Escrow Amount (as defined in the Merger Agreement) into a branch bank located in the U.S. such that the funds must be deposited no later than three (3) business days prior to the date that the Company Stockholders Meeting (as defined in the Merger Agreement) is held. The Amendment further provides Metalico with the right to terminate the Merger Agreement and receive the Escrow Amount in the event TML fails to make such deposits by such times. Other than the amendments to the Merger Agreement contained in the Amendment, the Merger Agreement remains unchanged.

In connection with the transactions contemplated by the Merger Agreement as so amended, all Issuer stock options, whether vested or unvested, which are outstanding at the time the Merger is consummated will be cancelled. Issuer has no outstanding options with an exercise price equal or greater than the Merger Consideration. All outstanding grants of Issuer deferred stock will vest upon consummation of the Merger. Each share of deferred Issuer common stock that becomes vested at the time the Merger is consummated will be cancelled and converted into the right to receive an amount in cash equal to the Merger Consideration for each share of Issuer common stock subject to such award.

The Voting Agreement

Agreement to Vote and Irrevocable Proxy

Under the Voting Agreement, the Reporting Person agreed during the term of the Voting Agreement to vote the Voting Shares, to execute a written consent or consents if stockholders of the Issuer are requested to act by written or electronic consent in lieu of acting at a meeting and to otherwise cause his shares to be voted in the following manner: (i) in favor of the adoption of the Merger Agreement, at every meeting (or in connection with any action by written consent) of the stockholders of the Company at which such matters are considered and at every adjournment or postponement thereof; and (ii) against (1) any Takeover Proposal, (2) any action, proposal, transaction or agreement which would reasonably be expected to result in a breach of any covenant, representation or warranty or any other obligation or agreement of the Issuer under the Merger Agreement or of the Reporting Person under the Voting Agreement and (3) any action, proposal, transaction or agreement that would reasonably be expected to impede, interfere with, delay, discourage, adversely affect or inhibit the timely consummation of the Merger or the fulfillment of TML’s, the Issuer’s or Merger Sub’s conditions under the Merger Agreement or change in any manner the voting rights of any class of shares of the Company (including any amendments to the Issuer’s Charter or By-laws). The Reporting Person also agreed to cause the Voting Shares to be present for quorum purposes at any meeting of stockholders of the Issuer at which any matter described above in this Item 4 will be acted on by the Issuer’s stockholders.

The Reporting Person agreed that all shares of Issuer Common Stock that Reporting Person purchases, acquires the right to vote or otherwise acquires beneficial ownership of (as defined in Rule 13d-3 of the Exchange Act) or record ownership of after the execution of the Voting Agreement shall be subject to the terms of the Voting Agreement and shall constitute Voting Shares for the purposes of the Voting Agreement.

The Reporting Person irrevocably appointed TML and its designees as his attorney-in-fact and proxy to vote and execute consents, with respect to the Voting Shares with respect to the matters covered.

Furthermore, the Reporting Person agreed not to deposit any of the Voting Shares in a voting trust, grant any proxies with respect to the Voting Shares or subject any of the Voting Shares to any arrangement with respect to the voting of the Voting Shares other than agreements entered into with TML and to waive all applicable appraisal rights arising in connection with the Merger.

The Voting Agreement does not contain any provisions that will limit or affect any action taken by the Reporting Person as a director or officer, or from exercising his fiduciary duties as a director or officer of the Issuer.

Transfer Restrictions

While the Voting Agreement is in effect, the Reporting Person agrees that he will not, directly or indirectly, transfer, sell, offer, exchange, assign, pledge or otherwise dispose of or encumber, whether by merger, operation of law or otherwise (“Transfer”) any of the Voting Shares or enter into any contract, option or other agreement with respect to, or consent to, a Transfer of, any of the Shares or Stockholder’s voting or interest therein with respect to any matter addressed by the Voting Agreement.

Termination

The Voting Agreement will terminate upon the earliest to occur of (i) the Effective Time, (ii) the date on which the Merger Agreement is terminated in accordance with its terms, and (iii) the date on which a Company Adverse Recommendation Change (as defined in the Voting Agreement) has been effected.

(c) Not applicable.

(d) It is anticipated that, upon consummation of the Merger, the officers and directors of the Merger Sub shall become the officers and directors of the Issuer (the surviving corporation of the Merger), until their respective successors are duly elected or appointed and qualified.

(e) Other than a result of the Merger described in Item 3 and above in this Item 4, not applicable.

(f) Not applicable.

(g) Upon consummation of the Merger, the Certificate of Incorporation and the Bylaws shall be amended and restated in their entirety in accordance with the Merger Agreement.

(h)-(i) If the Merger is consummated as planned, the Issuer’s Common Stock will cease to be quoted on the NYSE MKT and will become eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act.

(j) Not applicable.

The descriptions of the Merger Agreement, the Amendment and the Voting Agreement in this Schedule 13D are qualified in their entirety by reference to such agreements, copies of which are included as Exhibit 1, Exhibit 2 and Exhibit 3 hereto, respectively, and are incorporated by reference herein.

Item 5.	Interest in Securities of the Issuer.

(a) See Cover Page, Items 11 and 13.

(b) See Cover Page, Items 7 through 10.

(c) None.

(d) To the knowledge of the Reporting Person, no person other than TML has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Voting Shares.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information set forth under Items 3, 4 and 5 and the agreements on the Exhibits attached hereto are incorporated herein by reference. Other than the Merger Agreement, the Amendment and the Voting Agreement described above, to the best of the Reporting Person’s knowledge, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person, or any person or entity described in Item 1 hereof, and any person with respect to the securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities other than standard default and similar provisions contained in loan agreements.

The Reporting Person notes that the holders of the Convertible Notes (as defined in the Merger Agreement) have entered into separate Exchange Agreements, date June 15, 2015, with the Issuer pursuant to which they have agreed to vote whatever shares they own, if any, in favor of the Merger. The Reporting Person is not a party to any such agreement. The Reporting Person disclaims beneficial ownership over such shares.

Item 7.	Material to be Filed as Exhibits.

Exhibit Number	Exhibit Description

1	Voting Agreement dated as of June 15, 2015, between Total Merchant Limited and Carlos E. Agüero (incorporated by reference from Exhibit 10.1 to the Form 8-K filed by Metalico, Inc. and dated June 15, 2015, File No. 001-32453).

2	Agreement and Plan of Merger Among Metalico, Inc., Total Merchant Limited and TM Merger Sub Corp., dated June 15, 2015 (incorporated by reference from Exhibit 2.1 to the Form 8-K filed by Metalico, Inc. and dated June 15, 2015, File No. 001-32453).

3	First Amendment dated June 26, 2015 to Agreement and Plan of Merger Among Metalico, Inc., Total Merchant Limited and TM Merger Sub Corp., dated June 15, 2015 (incorporated by reference from Exhibit 2.1 to the Form 8-K filed by Metalico, Inc. and dated June 26, 2015, File No. 001-32453).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 17, 2015
Date

/s/ CARLOS E. AGÜERO
Signature

Carlos E. Agüero
Name/Title